SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
               AMENDMENT NO. 5 TO SCHEDULE 13E-3 (FINAL AMENDMENT)

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13-E TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          THE LESLIE FAY COMPANY, INC.
           ----------------------------------------------------------
                              (Name of the Issuer)

                          THE LESLIE FAY COMPANY, INC.
                                JOHN J. POMERANTZ
                                WARREN T. WISHART
                           THREE CITIES FUND II, L.P.
                          THREE CITIES OFFSHORE II C.V.
                           THREE CITIES RESEARCH, INC.
                              TCR ASSOCIATES, L.P.
                          THREE CITIES ASSOCIATES, N.V.
                                J. WILLIAM UHRIG
                                H. WHITNEY WAGNER
                                 THOMAS G. WELD
                              JOHN CONSTABLE D/B/A
                        CONSTABLE ASSET MANAGEMENT, LTD.
                            CONSTABLE PARTNERS, L.P.
                           CONSTABLE PARTNERS II, L.P.
           ----------------------------------------------------------
                    (Name of the Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    527016109
           ----------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Mark A. Underberg, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                            Tel. No.: (212) 373-3000
           ----------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


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         This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  [ ] The filing of a registration statement under the Securities Act of 1933.
c.  [ ] A tender offer.
d.  [ ] None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [X]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
           Transaction Valuation*             Amount Of Filing Fee**
                 $7,947,610                         $1,589.52

For purposes of calculating the filing fee only. Determined by (1) multiplying 1,589,522 shares of common stock, par value $.01 per share, of The Leslie Fay Company, Inc. by $5.00 per share *.

**The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50 of 1% of the value of the securities proposed to be acquired.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $1,589.52
Form or Registration No.:       Schedule 14A Preliminary Proxy Statement
Filing Party:                   The Leslie Fay Company, Inc.
Date Filed:                     May 4, 2001


THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.


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                                                                               3

                                  INTRODUCTION

         This Amendment No. 5 (the "Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the original Rule 13e-3 Transaction Statement on Schedule 13E-3 ( the "Statement") filed on May 4, 2001, as amended by Amendment No. 1, filed on July 13, 2001, Amendment No. 2, filed on September 4, 2001, Amendment No. 3, filed on October 4, 2001, and Amendment No. 4, filed on October 23, 2001, relating to the Amended and Restated Agreement and Plan of Merger dated as of April 27, 2001 (the "Merger Agreement") by and among Three Cities Fund II, L.P., a Delaware limited partnership ("TCF II"), Three Cities Offshore Fund II C.V., a Netherlands Antilles limited partnership ("TCO" and together with TCF II, "Buyers"), LF Acquisition, LLC, a Delaware limited liability company organized by Buyers and formerly known as LF Acquisition Co. ("Parent"), LF Merger Co., a Delaware corporation owned by Parent ("Merger Sub"), and The Leslie Fay Company, Inc., a Delaware corporation (the "Company"). This Final Amendment is being filed pursuant to Rule 13e-3
(d)(3) to report the results of the transaction which is the subject of the Statement.

         The information in the Definitive Proxy Statement relating to the Merger filed by the Company with the Securities and Exchange Commission, including all appendices thereto, is hereby expressly incorporated by reference and the responses to each item of this Statement are qualified in their entirety by the provisions of the Definitive Proxy Statement.

ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

          ITEM 7(D) IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

         Pursuant to the Merger Agreement, Merger Sub merged with and into the Company (the "Merger") with the Company surviving (the "Surviving Corp."). In the Merger, each issued and outstanding share of the common stock, par value $.01 per share of the Company, other than treasury shares and shares held by Parent, was canceled and automatically converted into the right to receive $5.00 in cash per share, without interest or any other payment thereon.

         Following the Merger, an additional merger took place on November 20, 2001 (the "Second Merger", and together with the "Merger" the "Mergers"). In the Second Merger, LF New Corp. ("New Corp."), a Delaware corporation and a direct wholly owned subsidiary of Parent, merged with and into the Surviving Corp., with New Corp. surviving. The common stock of the Surviving Corp. held by Parent was converted into approximately $1 million of common stock, $2 million of preferred stock and $27 million of subordinated debt of New Corp., and the common stock of New Corp. held by Parent was cancelled. In the Second Merger, New Corp. was renamed "The Leslie Fay Company, Inc." Immediately subsequent to the Second Merger, Parent was liquidated (the "Liquidation") and the common stock, preferred stock, and subordinated debt of New Corp. held by Parent was distributed to its members pro rata to their respective ownership interests in Parent. As a result of the Mergers and the Liquidation, the stockholders of New Corp. hold a combination of common stock, preferred stock and subordinated debt of New Corp.


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                                                                               4

ITEM 16. EXHIBITS

         Item 16 is hereby amended and supplemented by the addition of the following exhibit thereto:

(a)(5) Press Release of The Leslie Fay Company, Inc., dated November 20, 2001.


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                                    SIGNATURE

         After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2001


                                       THE LESLIE FAY COMPANY, INC.


                                       By:  /s/ Warren T. Wishart
                                            ------------------------------------
                                            Name:  Warren T. Wishart
                                            Title:


                                       THREE CITIES FUND II, L.P.

                                       By:    TCR ASSOCIATES, L.P.,
                                              its general partner


                                            By: /s/ Willem F.P. de Vogel
                                                --------------------------------
                                                Name:    Willem F.P. de Vogel
                                                Title:   General Partner


                                        THREE CITIES OFFSHORE II C.V.

                                              By: THREE CITIES ASSOCIATES, N.V.,
                                                  its general partner


                                              By:   /s/ J. William Uhrig
                                                  ------------------------------
                                                  Name:    J. William Uhrig
                                                  Title:   Managing Director


                                        CONSTABLE PARTNERS, L.P.


                                              By:   /s/ John Constable
                                                  ------------------------------
                                                  Name:    John Constable
                                                  Title:   General Partner


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                                                                               6
                                        CONSTABLE PARTNERS II, L.P.


                                              By:   /s/ John Constable
                                                  ------------------------------
                                                  Name:    John Constable
                                                  Title:   General Partner


                                       /s/ John Constable
                                       ------------------------------------
                                       John Constable doing business as
                                       Constable Asset Management

                                       (as Investment Manager for Fleet
                                       National Bank, Gerald A. Berlin and
                                       Seth Friedman, Trustees Under
                                       The Will Of Frances Lee Friedman For
                                       Karen Kayali As Amended By Court Decree
                                       7/15/92, Fleet National Bank, Gerald A.
                                       Berlin and Seth Friedman, Trustees
                                       Under The Will Of Frances Lee Friedman
                                       For Seth Friedman As Amended By
                                       Court Decree 7/15/92 and Fleet National
                                       Bank, Gerald A. Berlin and Seth
                                       Friedman, Trustees Under The Will Of
                                       Frances Lee Friedman For Gweneth Knight
                                       As Amended By Court Decree
                                       7/15/92)



                                       /s/ John J. Pomerantz
                                       -----------------------------------------
                                       John J. Pomerantz


                                       /s/ Warren T. Wishart
                                       -----------------------------------------
                                       Warren T. Wishart


                                       /s/ H. Whitney Wagner
                                       -----------------------------------------
                                       H. Whitney Wagner


                                       /s/ Thomas Weld
                                       -----------------------------------------
                                       Thomas Weld

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                                                                               7

                                  EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION

(a)(5) Press Release of The Leslie Fay Company, Inc., dated November 20, 2001.